ANNUAL INFORMATION FORM

May 1, 2004

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, Dundee Bancorp Inc. (the “Company”) makes written or oral forward-looking statements about the Company including its business operations, strategy and expected financial performance and conditions in this Annual Information Form, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission and in other communications.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  The preceding list is not exhaustive of all possible factors.  These forward looking statements are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  The Company does not undertake and has no specific intention to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf whether as a result of new information, future events or otherwise.

Annual Information Form – Dundee Bancorp

THE COMPANY

Dundee Bancorp Inc. (the “Company”) is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through portfolio investment holdings.  The Company’s four operating segments are as follows:  (i) wealth management, (ii) real estate, (iii) resources, and (iv) corporate and other investment holdings.  The Company’s corporate and other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as bonds and mutual funds.

References in this annual information form (the “Annual Information Form”) to the “Company” refer to Dundee Bancorp Inc.  References to “Dundee Bancorp” refer to the Company and its consolidated subsidiaries unless the context otherwise requires or indicates.

The head office and principal business office of the Company is located at Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9.  Dundee Bancorp also has offices in Cayman Islands and Bermuda.  As of December 31, 2003, the Company had 49 employees.

Unless otherwise indicated, the information appearing in this Annual Information Form is stated as at December 31, 2003.

INCORPORATION AND ORGANIZATION

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984 and changed its name to its present form by articles of amendment effective July 26, 1991.  The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991 and March 17, 1993.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  See “Description of Share Capital”.

CORPORATE STRUCTURE

Principal Subsidiaries of the Company

The principal subsidiaries of the Company and the corresponding jurisdictions of incorporation are set forth in the table below:

Name	Percentage Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/Formation
DCC Equities Limited (1)	100%	Ontario
Dundee Capital Corporation (1)	100%	Ontario
Dundee Realty Corporation (2)	85%	Ontario
Dundee Wealth Management Inc. (3) (see “Principal Subsidiaries of Dundee Wealth” below)	67%	Ontario
Eurogas Corporation (4)	51%	Canada
New Venture Equity Limited (1)	100%	Ontario
The Dundee Bank (3)	100%	Cayman Islands

(1)

A number of investments of the Company are held through, DCC Equities Limited, Dundee Capital Corporation and New Venture Equity Limited, Ontario incorporated wholly-owned subsidiaries of the Company.

(2)

See “Business of the Company – Real Estate”.

(3)

See “Business of the Company – Wealth Management”.

(4)

See “Business of the Company – Resources”.  Following the completion of the Eurogas Arrangement (as hereinafter defined under “Business of the Company – Resources”), the company will also own approximately a 51% interest in Great Plains Exploration Inc.

Annual Information Form – Dundee Bancorp

Principal Subsidiaries of Dundee Wealth

The Company’s largest holding is its 67% interest in Dundee Wealth Management Inc. (“Dundee Wealth”).  The principal subsidiary of Dundee Wealth is DWM Inc. (“DWM”), an Ontario holding company.  As of May 1, 2004, Dundee Wealth held directly an 83.7% equity and voting interest in DWM and the Caisse de dépôt et placement du Québec (the “Caisse”) held a 16.3% equity and voting interest in DWM.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of DWM as of May 1, 2004:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/Formation
Canada Dominion Resources Limited Partnership Companies (1)	See Note 1	See Note 1
Cartier Partners Financial Group Inc. Companies (2)	100%	See Note 2
CMP Resource Limited Partnership Companies (3)	See Note 3	See Note 3
Dundee Insurance Agency Ltd. (2) (4)	100%	Ontario
Dundee Mortgage Services Inc. (2) (4)	100%	Ontario
Dundee Private Investors Inc. (2) (4)	100%	Ontario
Dundee Private Investors Ltd. (2) (4)	100%	Ontario
Dundee Securities Corporation (2) (4)	100%	Ontario
Goodman & Company, Investment Counsel Ltd (2) (4)	100%	Ontario

(1)

Companies represent the three general partners of the Canada Dominion Resources limited partnerships (the “Canada Dominion GPs”).  The Canada Dominion GPs have been incorporated under the laws of Canada and are held 100% indirectly by Goodman & Company, Investment Counsel Ltd. (“Goodman”).

(2)

On December 30, 2003, Dundee Wealth acquired 100% of the shares of Cartier Partners Financial Group Inc. (“Cartier”) and its subsidiary Cartier Mutual Funds Inc. (“CMF”).  On December 31, 2003, Dundee Wealth transferred to DWM its interest in Cartier (which has since amalgamated with DWM to continue as DWM) and CMF (which has since amalgamated with Goodman to continue as Goodman).  In addition to the CMF amalgamation, as part of DWM’s reorganization of its holdings of Cartier subsidiaries (the “Cartier Reorganization”) (i) Cartier Partners Securities Inc. is expected to amalgamate with, among others, Dundee Securities Corporation on June 2, 2004 to form Dundee Securities Corporation, (ii) the assets and business of Cartier Partners Financial Services Inc. are expected to be combined with those of Dundee Private Investors Inc. on June 1, 2004 and subsequently be held by and conducted by a company called Dundee Private Investors Inc., and (iii) Cartier Partners Insurance Agency Inc. is expected to amalgamate with Dundee Insurance Agency Ltd. to form Dundee Insurance Agency Ltd. on January 1, 2005.

(3)

Companies represent two general partners of the CMP Resource limited partnerships (the “CMP GPs”).  The CMP GPs have been incorporated under the laws of Ontario and are held 100% directly by DWM.

(4)

Dundee Insurance Agency Ltd. is licenced as a managing general agent.  Dundee Mortgage Services Inc. is licenced as a mortgage broker.  Each of Dundee Private Investors Inc. and Dundee Private Investors Ltd. is licenced as a mutual fund dealer.  Dundee Securities Corporation is licenced as a securities dealer.  Goodman is licenced as an investment counsel/portfolio manager.  See “Business of the Company – Wealth Management – Canadian Wealth Management”.

GENERAL DEVELOPMENT OF THE BUSINESS

History of Dundee Bancorp

The Company commenced operations in 1991.  In 1998, the Company began a long-term process of strategic transformation to allow its investment management business carried on through Goodman to evolve into an integrated wealth management company combining product creation and distribution in order to be able to more effectively compete in the financial service industry.

In 1999, Dundee Wealth was created as a wholly-owned subsidiary of the Company to consolidate all of the Company’s existing Canadian wealth management operations.  Dundee Wealth has expanded its investment management and financial advisory businesses through strategic acquisitions as well as through internal growth.  Dundee Wealth has completed a number of acquisitions from 1998 to 2003, certain of which are described below.  These acquisitions have had the effect of increasing Dundee  Wealth’s assets under management and administration to over $40 billion as of March 31, 2004 and transforming it into one of the largest independent wealth management companies in Canada.

Annual Information Form – Dundee Bancorp

In 2001, in furtherance of its strategy to provide additional financial services to Canadian investors, the Company filed an application with the Office of the Superintendent of Financial Institutions (“OSFI”) to incorporate a Canadian federal bank.  The Company has been working with OSFI to complete all necessary requirements that are part of the application process.  In addition, the Company has hired a team of professionals to establish all of the necessary systems, operations and procedures to operate the bank.  Pursuant to an agreement with the Company, Dundee Wealth will be able to provide all of the banking products and services of the proposed bank to its clients.

In October 2002, Dundee Wealth acquired DynamicNova Inc. (formerly StrategicNova Inc.), the manager of a number of mutual funds (the “SN Acquisition”).  As part of the SN Acquisition, Dundee Wealth transferred substantially all of its assets and liabilities, including its direct and indirect interest in each of its operating subsidiaries into DWM for an 81.7% interest in DWM and the Caisse, the former majority shareholder of DynamicNova, received an 18.3% interest in DWM in exchange for its interest in DynamicNova, the exchange of loans it made to DynamicNova and the cash purchase of additional equity.  On the completion of this acquisition, the Company, Dundee Wealth, DWM and the Caisse entered into a shareholders’ agreement (the “DWM Shareholders’ Agreement”) and the Company, Dundee Wealth and/or DWM entered into certain other arrangements with respect to DWM.  See ‘‘Relationship between the Company and Certain Related Parties – DWM Shareholders’ Agreement and Other Arrangements with Respect to DWM’’.

The business operations acquired by Dundee Wealth prior to 2003 have been successfully integrated into Dundee Wealth’s operations.

During 2003, the Company liquidated certain investments for proceeds of approximately $137.4 million in order to among, other things, subscribe for additional equity in Dundee Wealth.  One such investment was the Company's interest in Zemex Corporation (“Zemex”).  In May 2003, pursuant to an arrangement agreement, Zemex was acquired by Cementos Pacasmayo S.A.A., a corporation listed on the Lima Stock Exchange, Peru, at a price of US$8.80 per share.  The Company held approximately a 39% interest in Zemex prior to the acquisition and received proceeds of $37.4 million on the completion of this disposition.

On June 30, 2003, the Company completed its acquisition of Dundee Realty Corporation (“Dundee Realty”) by way of plan of arrangement (the “DRC Arrangement”).  Pursuant to the DRC Arrangement, among other things, the commercial real estate business of Dundee Realty was organized into a publicly traded real estate investment trust named Dundee Real Estate Investment Trust ("Dundee REIT").  See “General Development of the Business - 2003 Acquisitions – Dundee Realty Acquisition” and “Business of the Company – Real Estate”.

Dundee Wealth acquired the Cartier group of companies (the “Cartier Acquisition”) on December 30, 2003.  See “General Development of the Business - 2003 Acquisitions - Cartier Acquisition” below for additional details.  The integration of the Cartier group of companies, which is expected to continue through mid-2005, will allow Dundee Wealth to achieve economies of scale and realize operating synergies by eliminating duplicated infrastructure costs as well as provide additional tools, products and services to its new financial advisors.

In December 2003 and January 2004, Dundee Wealth completed a public equity financing raising proceeds of approximately $210 million.  Dundee Bancorp purchased $100 million of subscription receipts and common shares of Dundee Wealth under this equity financing.  The proceeds from this equity financing were used by Dundee Wealth to fund the cash component of the purchase price payable under the Cartier Acquisition and for general working capital purposes.   The Company’s interest in Dundee Wealth following this equity financing and the Cartier Acquisition was reduced from 84% to 67%.

In April 2004, Dundee Bancorp acquired 4,625,000 common shares and an option to acquire an additional 2,500,000 common shares of Dundee Precious Metals Inc. (“Dundee Precious”) from Dundee Wealth for cash consideration of $27.8 million.  Dundee Wealth received such shares and option as consideration for the termination of the investment management contract between a subsidiary of Dundee Wealth and Dundee Precious, upon Dundee Precious transforming itself from a closed-end investment company into an operating gold mining company.  See “Business of the Company – Resources”.

2003 Acquisitions

Cartier Acquisition

On December 30, 2003, Dundee Wealth completed its acquisition of Cartier, an integrated distributor of mutual funds, securities and life insurance products and services, delivering these to Canadian investors through a national network of over 3,000 financial advisors, with assets under administration of approximately $16.7 billion and assets under management of $500 million.

Dundee Wealth acquired from Cartier Capital Limited Partnership (“CCLP”), the majority shareholder of Cartier, all of the shares of Cartier and the 30% interest in CMF held by CCLP in exchange for approximately $77 million cash and approximately 6.42 million common shares of Dundee Wealth.  In addition, Dundee Wealth also acquired from CCLP approximately $88.2 million of debt owed

Annual Information Form – Dundee Bancorp

by Cartier and CMF.  The Company has been advised that Services Financiers CDPQ Inc., a wholly-owned subsidiary of the Caisse, was one of the two limited partners of CCLP and controlled the sale process of all the interest of CCLP in Cartier.

On December 31, 2003, Dundee Wealth transferred to DWM its interest in Cartier, as well as the $88.2 million debt and its interest in CMF, for additional common shares of DWM.  As a result, Dundee Wealth’s interest in DWM increased to 86.0%.  The Caisse, which held 18.3% of the common shares of DWM prior to the transfer, subscribed in cash for $25 million of additional common shares of DWM on January 28, 2004 pursuant to its pre-emptive right under the DWM Shareholders’ Agreement.  Following this subscription, Dundee Wealth now holds an 83.7% equity interest and the Caisse now holds a 16.3% equity interest in DWM.  DWM is in the process of completing the DWM Reorganization pursuant to which it is reorganizing its holding of the companies acquired pursuant to the Cartier Acquisition.  See “Corporate Structure – Principal Subsidiaries of Dundee Wealth”.

Dundee Realty Acquisition

On June 30, 2003, the Company completed its acquisition of Dundee Realty pursuant to the DRC Arrangement.  Pursuant to the DRC Arrangement (i) an affiliate of the Company acquired all of the issued and outstanding common shares of Dundee Realty, at that time a publicly traded real estate company, (ii) substantially all of the commercial revenue producing properties of Dundee Realty were transferred to the newly established Dundee REIT, and (iii) the property management business of Dundee Realty was transferred to Dundee Management Limited Partnership, a limited partnership jointly owned by Dundee REIT and Dundee Realty.  Dundee Realty retained its land and housing assets and certain other assets not appropriate for Dundee REIT.

Under the DRC Arrangement, shareholders, other than the Company, its affiliates and senior executives of Dundee Realty (“Dundee Realty Management”), received $3.00 in cash and one Series A unit of Dundee REIT for each common share of Dundee Realty held.  As a result of the DRC Arrangement, the Company’s interest in Dundee Realty increased from 45% to 85%, with the remaining interest being held by Dundee Realty Management.  The Company’s interest in Dundee REIT is held indirectly through Dundee Realty’s ownership of limited partnership units of Dundee Properties Limited Partnership which holds all of the revenue-producing properties of Dundee REIT.  The limited partnership units held indirectly by the Company are not publicly traded, provide voting rights in Dundee REIT and are exchangeable into Series B units of Dundee REIT at any time.  The Company’s interest in Dundee REIT on the completion of the DRC Arrangement was 43%.  The Company’s interest in Dundee REIT as of March 31, 2004 was diluted to 30.7% as a result of equity issuances completed by Dundee REIT since its formation which have been used by Dundee REIT primarily for acquisitions.

As part of the completion of the Dundee Realty Acquisition, the Company, Dundee Realty and Dundee REIT entered into certain other arrangements.  See “Relationship between the Company and Certain Related Parties”.

The impact of the DRC Arrangement on the operating results and financial position of the Company is discussed in the Management’s Discussion and Analysis of the Company for the financial year ended December 31, 2003 (the “2003 MD&A).

Trends

Information concerning trends presently known to the Company’s management and reasonably expected to influence the Company’s business is provided in the 2003 MD&A at pages 45 to 46 and 49 to 51 which are incorporated herein by reference.  For additional information concerning the business of the Company and its operating subsidiaries, please see the 2003 MD&A which is incorporated herein by reference.

At any point in time, Dundee Bancorp may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Bancorp.  In respect of any potential acquisition, the purchase price therefor may be paid in cash, through the issue of securities of the Company or of a subsidiary of the Company or through a combination thereof and may be financed through debt or otherwise.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.

BUSINESS OF THE COMPANY

General Description of the Business

Dundee Bancorp is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through portfolio investment holdings.  The Company’s corporate and other investment holdings include both

Annual Information Form – Dundee Bancorp

publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as bonds and mutual funds.

The Company’s four reportable operating segments for financial reporting purposes are as follows:  (i) wealth management, (ii) real estate, (iii) resources, and (iv) corporate and other investment holdings.  For the financial years ended December 31, 2003 and 2002, the Company derived approximately 72% and 95%, respectively, of its revenue from its wealth management activities; approximately 16% and 0%, respectively, of its revenue from its real estate activities; approximately 11% and 4%, respectively, of its revenue from its resources activities; and approximately 1% and 1%, respectively, of its revenue from its corporate and other investment holdings.

Wealth Management

Dundee Bancorp’s wealth management activities consist of (i) the Canadian wealth management business of its 67% owned subsidiary, Dundee Wealth, and its operating subsidiaries; and (ii) the international wealth management business conducted through the Company’s wholly-owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Canadian Wealth Management

The Company’s largest holding is its 67% interest in Dundee Wealth, a Canadian publicly traded wealth management company which provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations.  Dundee Wealth has three main businesses: (i) investment management; (ii) financial advisory; and (iii) capital markets, comprised of institutional sales and trading, investment banking and research.  As of March 31, 2004, Dundee Wealth had over $40 billion in assets under management and administration and approximately 3,300 financial advisors (of which approximately 670 are insurance-only agents) located in approximately 800 independent offices across Canada.  Dundee Wealth carries on its business through its 83.7% owned subsidiary DWM and through the operating subsidiaries of DWM.  See “Corporate Structure – Principal Subsidiaries of Dundee Wealth”.

Dundee Wealth has expanded its investment management and financial advisory businesses through strategic acquisitions as well as through internal growth.  Dundee Wealth has completed three significant strategic acquisitions in 2002 and 2003 which have had the effect of increasing its assets under management and administration and transforming it into one of the largest independent wealth management companies in Canada.  The business operations acquired in 2002 were successfully integrated into Dundee Wealth’s operations during 2003.  The integration of the Cartier group of companies acquired on December 30, 2003, which is expected to continue through mid-2005, will allow Dundee Wealth to achieve economies of scale and realize operating synergies by eliminating duplicated infrastructure costs as well as provide additional tools, products and services to its new financial advisors.

Dundee Wealth’s investment management business, carried on primarily through Goodman and its subsidiaries, consists of creating, managing and administering investment products and providing internal and third-party management and advisory services to a variety of investment products including (i) approximately 110 publicly offered mutual funds that cover a broad range of asset classes, investment disciplines and geographic focuses including Dynamic Value, Dynamic Power, Dynamic Focus +, Hathaway Focus +, Commonwealth and Cartier mutual funds, (ii) other fee-based products such as wrap programs including Viscount Wealth Management Program and Marquis Investment Program and alternative investment products such as hedge funds, (iii) closed-end funds such as the publicly traded diversiTrust Income Fund and diversiTrust Stable Income Fund, (iv) tax-advantaged products such as the CMP Resource and Canada Dominion Resources limited partnerships, and (v) private client assets managed through Goodman Private Wealth Management.  Investment management and advisory services are provided through Goodman & Company, Investment Counsel, Goodman Private Wealth Management and Goodman & Company Institutional Investments.  Dundee Wealth’s investment management business employs a multi-channel strategy designed to achieve broad distribution of its investment management products.  Investment management products are distributed through a combination of (i) Dundee Wealth’s own over 2,600 financial advisors, (ii) approximately 25,000 third-party financial advisors, and (iii) investment dealer syndicates.  At March 31, 2004, Dundee Wealth’s investment management business had assets under management of approximately $12.2 billion.

Dundee Wealth’s financial advisory business is an independent open architecture advice network which permits financial advisors to provide to clients a wide range of wealth management products, including investment products created and managed by the investment management business of Dundee Wealth as well as third-party managed investment products, and wealth management services.  These products (such as mutual funds, fee-based programs, equity and fixed income securities, insurance and residential mortgage products) and services (such as financial and estate planning, portfolio management, insurance and mortgage services) are designed to enable financial advisors to assist clients in achieving the objectives of wealth accumulation, wealth protection and estate planning.  At March 31, 2004, Dundee Wealth’s financial advisory business had assets under administration of approximately $27.9 billion, approximately 3,300 financial advisors (of which approximately 670 are insurance-only agents).  Dundee Wealth’s financial advisory business is carried on through Dundee Securities Corporation, Dundee Private Investors Inc., Dundee Private Investors Ltd., Dundee Insurance Agency Ltd. and Dundee Mortgage Services Inc.

Annual Information Form – Dundee Bancorp

Dundee Wealth’s capital markets business consists of its (i) investment banking division which provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advising as to capital structure and specific financing opportunities; (ii) institutional sales and trading division whose primary focus is the selling, purchasing and trading of equity and equity-related securities on behalf of institutional clients; and (iii) research division which provides individual investors and institutional clients with reports and opinions covering a broad range of industry sectors and specific companies to assist in the making of investment decisions.

The information with respect to Dundee Wealth contained in this Annual Information Form has been taken from the annual information form of Dundee Wealth dated May 1, 2004, which has been filed with the securities administrators in each province of Canada (the “Dundee Wealth AIF”).  More detailed information with respect to Dundee Wealth and its operating subsidiaries is found in the Dundee Wealth AIF.  A copy of the Dundee Wealth AIF may be obtained from the Secretary of Dundee Wealth or on www.sedar.com.

International Wealth Management

Dundee Bancorp’s international wealth management operations are conducted through The Dundee Bank which holds a category B banking license and a trust license from the Cayman Island Monetary Authority.  The Dundee Leeds group of companies, wholly-owned subsidiaries of The Dundee Bank incorporated under the laws of each of Bermuda, Cayman Islands and the British Virgin Islands, provide (i) administrative and accounting services to third party mutual funds, hedge funds and other investment clients with approximately $14.3 billion in assets; and (ii) accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

Real Estate

Dundee Bancorp’s real estate activities consist of (i) the land and housing operations of its 85% owned subsidiary, Dundee Realty; and (ii) the Company’s interest in Dundee REIT.  On June 30, 2003, the Company completed its acquisition of Dundee Realtypursuant to the DRC Arrangement.  See “General Development of the Business - 2003 Acquisitions - Dundee Realty Acquisition”.

Dundee Realty

The operating business remaining in Dundee Realty consists of (i) land development operations in Saskatoon, Regina, Edmonton and Calgary, (ii) land development projects in Toronto and Colorado, including a high-rise condominium project in Toronto, (iii) the ownership of a small number of revenue properties, and (iv) the ownership of 50% of Dundee Management Limited Partnership which carries on a property management business that services Dundee REIT and other third-parties.  These operations consist of acquiring, owning and developing land for sale.  Dundee Realty also earns income from its ownership of certain revenue properties and from management and other fees in respect of its interest in Dundee Management Limited Partnership.  At March 31, 2004, the Company’s interest in Dundee Realty was 85% with the remaining interest being held by Dundee Realty Management.

Dundee REIT

Dundee REIT focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  Dundee REIT owns over $1.2 billion of high quality, affordable office, industrial and retail assets comprised of approximately 13.1 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton.  Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from an office and industrial property revenue-producing portfolio that is diversified by geographic location.  Dundee REIT also owns 50% of Dundee Management Limited Partnership, which carries on a property management business that services Dundee REIT and other third-parties.

At March 31, 2004, the Company’s interest in Dundee REIT, held through Dundee Realty’s ownership of limited partnership units of Dundee Properties Limited Partnership which holds all of the revenue-producing properties of Dundee REIT, was 30.7%.  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into Series B units of Dundee REIT at any time.

Resources

Dundee Bancorp’s resources activities consist of its holdings in a variety of resource companies, including its 51% owned subsidiary, Eurogas Corporation (“Eurogas”), and its interests in Dundee Precious  and Breakwater Resources Ltd. ("Breakwater").  The Company also has several smaller investments in the resource sector.

Eurogas

The business of Eurogas has been that of an independent oil and gas company with interests in Canada, Tunisia and Spain.  In

Annual Information Form – Dundee Bancorp

addition to its conventional oil and gas activities in Canada, Eurogas has early entry into certain international projects.  Properties owned in Spain and Tunisia are in various stages of exploration and development and several engineering and geo-technical studies are underway.  The Spanish assets include an abandoned oil reservoir which Eurogas is planning to convert into a strategic underground natural gas storage facility.  In Tunisia, Eurogas and its joint venture partner have been awarded a permit for an area located offshore in Tunisia’s Gulf of Gabes where Eurogas intends to drill and, if feasible, develop oil reserves.  On April 30, 2004, the shareholders of Eurogas have approved a plan (the “Eurogas Arrangement”) to reorganize Eurogas by separating its assets and operations into two parts, Canadian and foreign, with each part existing in a separate public company, Eurogas and Great Plains Exploration Inc. (“Great Plains”).  Management of Eurogas has indicated that it believes that this will maximize shareholder value by having separate management teams focus on the unique business opportunities in each of the business units.  This Eurogas Arrangement remains subject to certain approvals.  At March 31, 2004, the Company owned, directly and indirectly, approximately 38,502,193 common shares, representing approximately a 51% interest in Eurogas.  Upon the completion of the Eurogas Arrangement, the Company will continue to own approximately a 51% interest in Eurogas and will own approximately a 51% interest in Great Plains.

Dundee Precious

At December 31, 2003, the Company held an 11% interest in Dundee Precious which was, at that time, a closed-end investment company managed by Dundee Wealth’s investment management subsidiary.  During 2003, Dundee Precious acquired certain Bulgarian mining assets and, following the approval of its shareholders on April 15, 2004, transformed itself into an operating gold mining company.  As a result, Dundee Precious terminated its investment management contract with Dundee Wealth and issued to Dundee Wealth common shares and an option to acquire common shares of Dundee Precious as consideration for the termination of such contract.  In April 2004, Dundee Bancorp acquired, for cash consideration of $27.8 million, 4,625,000 common shares and an option to acquire an additional 2,500,000 common shares of Dundee Precious from Dundee Wealth, being the common shares and option to purchase common shares of Dundee Precious issued to Dundee Wealth on the termination of the investment management contract,.  At April 30, 2004, the Company owned, directly and indirectly, approximately 11,366,555 common shares, representing approximately a 21.2% interest in Dundee Precious.

Breakwater

Breakwater is a publicly traded company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa.  Breakwater produced 365 million pounds of zinc in 2003.  The 2003 year saw a marked improvement in the zinc price from the 2002 record lows, which increased the prospects and profitability of Breakwater whose business is dependent on the price of zinc.  The Company had previously guaranteed a portion of Breakwater’s debt.  With the renegotiation and repayment of part of Breakwater’s bank debt following its equity financings completed in 2003 and 2004, this guarantee has been terminated.  At April 30, 2004, the Company owned, indirectly, approximately 51.9 million common shares, representing approximately a 15% interest of Breakwater.  The Company also holds warrants to purchase an additional 31.8 million shares of Breakwater (representing approximately an 8.5% interest) at prices between $0.19 and $0.20 per share until March 2006 to May 2007.

Corporate and Other Investment Holdings

The Company’s corporate and other investment holdings include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as bonds and mutual funds.

One such investment is the Company’s holding in Laurentian Bank of Canada (“Laurentian”), Canada’s seventh largest Schedule 1 bank in asset size which offers products and services to individuals and small to mid-sized businesses through four operating segments: (i) retail financial services, (ii) commercial financial services, (iii) wealth management and brokerage, and (iv) business-to-business “B2B” trust and agency banking.  As of December 31, 2003, the Company owned, indirectly, 2.0 million common shares, representing approximately a 9% interest in Laurentian.

The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in a timely manner.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Certain selected consolidated financial information for the Company set out at pages 25 and 39 in the 2003 MD&A included in the annual report of the Company for the financial year ended December 31, 2003 (the “2003 Annual Report”) is incorporated herein by reference.  See “Additional Information”.

Annual Information Form – Dundee Bancorp

Dividend Policy

The Company has not established a dividend policy with respect to the class A subordinate voting shares of the Company (the “Subordinate Voting Shares”) or the class B common shares of the Company (the “Common Shares”).  Any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations, capital requirements of the Company and such other factors as the directors of the Company consider relevant.  See “Description of Share Capital”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The 2003 MD&A included at pages 24 to 53 of the 2003 Annual Report is incorporated herein by reference.  See “Additional Information”.

MARKET FOR SECURITIES

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.

DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of April 30, 2004.  Directors of the Company hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Municipality of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Quebec	Director	1991	President, Capital NDSL Inc., investment company

Paul A. Carroll Toronto, Ontario	Director	1991	President, Carnarvon Capital Corporation, corporate advisory and management company

Jonathan Goodman Toronto, Ontario	Director	1996	President and Chief Executive Officer, Dundee Precious Metals Inc.

Ned Goodman Innisfil, Ontario and Saint-Sauveur, Quebec	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer, Dundee Bancorp; Chairman, President and Chief Executive Officer, Dundee Wealth and DWM; Chairman, Goodman & Company, Investment Counsel Ltd.

Harold P. Gordon (2) (3) Sunny Isles, Florida	Chairman and Director	2000	Chairman, Dundee Bancorp

Dr. Frederick H. Lowy (3) Montreal, Quebec	Director	1999	Rector and Vice Chancellor, Concordia University

Garth A.C. MacRae Toronto, Ontario	Director	1991	Director of public and private companies

Robert McLeish (1) Toronto, Ontario	Director	2002	Consultant

K. Barry Sparks (1) Toronto, Ontario	Director	1993	President, Torvan Capital Group Inc., corporate advisory and management company

Harry R. Steele (2) (3) Dartmouth, Nova Scotia	Director	1991	Chairman, Newfoundland Capital Corporation Limited, communications company

Annual Information Form – Dundee Bancorp

Non-Director Officers

Donald K. Charter Toronto, Ontario	Executive Vice President

Chairman, President and Chief Executive Officer, Dundee Securities Corporation; Chairman and Chief Executive Officer, Dundee Private Investors Inc.; Executive Vice President, Dundee Bancorp, Dundee Wealth and DWM

David Goodman Toronto, Ontario	Executive Vice President	President and Chief Executive Officer, Goodman & Company, Investment Counsel Ltd., Executive Vice President, Dundee Bancorp, Dundee Wealth and DWM

Joanne Ferstman Toronto, Ontario	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Dundee Bancorp, Dundee Wealth and DWM

Daniella Dimitrov Toronto, Ontario	Vice President and General Counsel	Vice President and General Counsel Dundee Bancorp, Dundee Wealth and DWM; Executive Vice President, General Counsel and Secretary, Dundee Securities Corporation and Dundee Private Investors Inc.

Lucie Presot Toronto, Ontario	Vice President and Controller	Vice President and Controller, Dundee Bancorp, Dundee Wealth and DWM

Lori E. Beak Mississauga, Ontario	Secretary	Secretary, Dundee Bancorp, Dundee Wealth and DWM and Vice President and Secretary, Dundee Precious Metals Inc.

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee.

(3)

Member of Corporate Governance Committee.

Each of the foregoing individuals has held his or her present principal occupation, or other executive offices with the same company or its predecessors or affiliates for the past five years, except for: Mr. Beauchamp who, prior to January 10, 2000, was President and Chief Executive Officer, Radiomutuel Inc., a communications company;  Mr. Carroll who, prior to February 28, 2003, was Counsel to Gowling Lafleur Henderson LLP, law firm; Mr. Gordon who, prior to June 2002, was Vice Chairman, Hasbro Inc., toy company; Mr. Sparks who, prior to August 2002, was also Chairman, Hawk Capital Corporation, corporate advisory and management company; Ms. Ferstman who, prior to January 1, 2000, was an Executive Vice President and the Chief Financial Officer of Peelbrooke Capital Inc., previously a securities dealer; and Ms. Dimitrov who, prior to April 2000, was an associate with Smith Lyons, a law firm.  Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Carroll was a director of United Keno Hill Mines Ltd., a company that sought protection under the Companies Creditors Arrangement Act (Canada).  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

As of May 5, 2004, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,324,284 Subordinate Voting Shares, representing approximately 5.5% of the outstanding Subordinate Voting Shares, and 711,918 Common Shares, representing approximately 67.9% of the outstanding Common Shares, in the aggregate representing approximately an 8.0% equity interest and approximately a 56.0% voting interest in the Company.  Pursuant to the deferred share unit plan of the Company, the directors of the Company also hold an aggregate of 64,217 deferred share units.  As of April 30, 2004, Mr. Ned Goodman owned Subordinate Voting Shares, options to purchase Subordinate Voting Shares, Common Shares and options to purchase Common Shares representing approximately a 68.8% voting interest in the Company assuming the exercise of such options.

Annual Information Form – Dundee Bancorp

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).  The first series of First Preference Shares is designated as First Preference Shares, series A (“First Preference Shares, Series A”), the second series of First Preference Shares is designated as First Preference Shares, series B (“First Preference Shares, Series B”), and the third series of First Preference Shares is designated as First Preference Shares, series C (“First Preference Shares, Series C”).  The first series of Second Preference Shares is designated as Second Preference Shares, series Y (“Second Preference Shares, Series Y”), the first series of Third Preference Shares is designated as Third Preference Shares, series X (“Third Preference Shares, Series X”), and the second series of Third Preference Shares is designated as Third Preference Shares, series Z (“Third Preference Shares, Series Z”).  As of April 30, 2004, the Company had 24,233,758 Subordinate Voting Shares, 1,049,193 Common Shares, no First Preference Shares, no Second Preference Shares and no Third Preference Shares outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attached to each class and series of shares of the Company.

Subordinate Voting Shares and Common Shares

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes, respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until:  (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer, or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares, the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the rights thereof or pursuant to the declaration of stock dividends payable in Common Shares provided that such stock dividends do not result in the issue in any year of more than 5% of the then outstanding Common Shares.

Annual Information Form – Dundee Bancorp

First Preference Shares

Each series of First Preference Shares will rank on a parity with the First Preference Shares of every other series and will be entitled to a preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Voting Shares, Common Shares, Second Preference Shares and Third Preference Shares.

First Preference Shares, Series C

The First Preference Shares, Series C are convertible into Subordinate Voting Shares on the basis of 0.807 of a Subordinate Voting Share for each First Preference Share, Series C, subject to adjustment.

Holders of First Preference Shares, Series C are entitled to receive, when declared, an annual cumulative dividend of $1.30 per share, payable in equal quarterly instalments.  The Company may redeem all or part of the First Preference Shares, Series C at $20.00 per share plus accrued and unpaid dividends, whether or not declared, provided the average closing price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 30 trading days commencing 45 trading days prior to redemption exceeds $9.88.

Holders of First Preference Shares, Series C are entitled to one vote for each share held at all votes taken at meetings of the shareholders of the Company.

Second Preference Shares

Each series of Second Preference Shares will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and will be entitled to a preference over the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Second Preference Shares, Series Y

Holders of Second Preference Shares, Series Y will be entitled to receive dividends, as and when declared, and are entitled, at their option, at any time, to require the Company to redeem all or part of their Second Preference Shares, Series Y at $1.00 per share plus declared and unpaid dividends.  The Company is entitled, at its option, to redeem all or part of the Second Preference Shares, Series Y at $1.00 per share plus all declared and unpaid dividends.

Third Preference Shares

Each series of Third Preference Shares will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and will be entitled to preference over the Subordinate Voting Shares and Common Shares.

Third Preference Shares, Series X

Holders of Third Preference Shares, Series X are entitled to receive an annual cumulative dividend, when declared, of $0.80 per share payable in equal quarterly instalments, and are entitled to convert Third Preference Shares, Series X into Subordinate Voting Shares on the basis of 0.909 of a Subordinate Voting Share for each Third Preference Share, Series X.  Holders of Third Preference Shares, Series X are also entitled, at their option, to require the Company to redeem all or any part of their Third Preference Shares, Series X at $10.00 per share plus all accrued and unpaid dividends, whether or not declared.  The Company is entitled, at its option, at any time, to redeem all or part of the Third Preference Shares, Series X at $10.00 per share plus all accrued and unpaid dividends, whether or not declared.  The right of conversion takes precedence over the right of redemption.

Third Preference Shares, Series Z

Holders of Third Preference Shares, Series Z are entitled to receive an annual cumulative dividend, when declared, of $0.20 per share, payable in equal quarterly instalments, and are entitled to convert Third Preference Shares, Series Z into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Third Preference Share, Series Z at any time.  Holders of Third Preference Shares, Series Z are also entitled, at their option, at any time after five years and two business days from the date of issue, to require the Company to redeem all or any part of their Third Preference Shares, Series Z at $4.00 per share plus all accrued and unpaid dividends, whether or not declared.  The Company is entitled, at its option, at any time after five years and two business days from the date of issue, to redeem all or part of the Third Preference Shares, Series Z at $4.00 per share plus all accrued and unpaid dividends, whether or not declared.  The right of conversion takes precedence over the right of redemption.

Debentures

The Company has issued $150 million principal amount of 6.70% senior unsecured debentures (the “Debentures”) pursuant to a trust indenture (the “DBI Trust Indenture”) dated as of September 24, 1997 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee.  The Debentures are senior obligations of the Company but

Annual Information Form – Dundee Bancorp

are effectively subordinated to all existing and future liabilities of the Subsidiaries (as such term is defined in the DBI Trust Indenture) of the Company.  The DBI Trust Indenture does not restrict the ability of the Company or its Subsidiaries to raise equity capital or to incur additional unsecured indebtedness; however Goodman is prohibited from incurring indebtedness in excess of certain specific amounts.  The Debentures are redeemable, at the option of the Company, in whole at any time or in part from time to time, on not less than 30 and not more than 60 days prior notice, upon payment of a redemption price equal to the greater of the Canada Yield Price (as defined in the DBI Trust Indenture) and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption.  The Company is entitled to purchase the Debentures in the market or by sender or by private contract at any time and at any price.  All Debentures that are purchased by the Company will be cancelled and will not be reissued.  The DBI Trust Indenture contains various restrictive covenants relating to transactions involving the Company, Goodman or any Material Operating Subsidiary (as defined in the DBI Trust Indenture).  These restrictive covenants and prohibitions, subject to certain exceptions specified in the DBI Trust Indenture, restrict (a) each of the Company, Goodman and any other Material Operating Subsidiaries from creating or suffering to exist any encumbrances on any of its present or future assets or properties to secure any Indebtedness (as defined in the DBI Trust Indenture) unless at the same time all of the Debentures then outstanding are secured, equally and rateably with such Indebtedness, (b) each of the Company, Goodman and any other Material Operating Subsidiaries from (i) amalgamating with, or being replaced by, any person, or (ii) transferring or otherwise disposing of any part of its properties or assets, (c) the Company from, directly or indirectly, transferring or otherwise disposing of any part of its interest in Goodman, in any Material Operating Subsidiary or in any Investment Management Services Business (as defined in the DBI Trust Indenture) which contributes in excess of 20% of Gross Operating Income (as defined in the DBI Trust Indenture) carried on directly by the Company, (d) the Company, in each case, unless a certain financial test is met, (i) from declaring or paying any dividend, or making any distribution, of any kind or character (whether in cash, property or securities) in respect of any class of its shares or to the holders of any class of its shares (other than dividends or distributions payable solely in shares or in options, warrants or other rights to acquire its shares), (ii) from, and permitting Goodman or any Material Operating Subsidiary from, directly or indirectly, purchasing, redeeming or otherwise acquiring or retiring for value (X) any shares of the Company, or (Y) any options, warrants or rights to purchase or acquire shares of the Company, (iii) from redeeming, defeasing, repurchasing, retiring or otherwise acquiring or retiring for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payments, Qualifying Subordinated Indebtedness (as defined in the DBI Trust Indenture), (e) each of the Company, Goodman and any other Material Operating Subsidiaries from creating or suffering to exist any consensual encumbrance or restriction on the ability of Goodman or any Material Operating Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its shares or pay any Indebtedness or other obligation owed to the Company, Goodman or any other Material Operating Subsidiary, (ii) to make loans or advances to the Company, Goodman or any other Material Operating Subsidiary, or (iii) to transfer any of its property or assets to the Company, Goodman or any other Material Operating Subsidiary, and (f) Goodman from incurring or becoming subject to Indebtedness (excluding any Indebtedness owed to the Company and certain other specified types of Indebtedness) in excess of an amount equal to the greater of $20 million and 0.25% of third-party assets managed by Goodman.

The restrictive covenants and prohibition on dispositions by Goodman or a Material Operating Subsidiary exclude the disposition of any part of their respective properties or assets which are not required for, or useful to, their respective businesses.  The restrictive covenants and prohibitions against amalgamations and dispositions of properties or assets exclude transactions between each of the Company, Goodman or a Material Operating Subsidiary, as the case may be, and one or more of its wholly-owned subsidiaries or among wholly-subsidiaries thereof or, if after the completion of the transaction, the Debentures meet the Ratings Tests (as defined in the DBI Trust Indenture) and no default under the Debentures has occurred and is continuing.  The DBI Trust Indenture requires a stricter ratings test to be complied with if an amalgamation involving Goodman would cause the amalgamated entity to exceed the above specified level of Indebtedness.

Modifications and amendments of the DBI Trust Indenture require the approval of holders of between a majority and 75% of the principal amount of the Debentures voting at a meeting of the holders thereof depending on the nature of the modification and amendment.  The holders of a majority of the principal amount of the Debentures voting at a meeting of the holders thereof, on behalf of all holders of Debentures, may waive compliance by the Company with certain restrictive provisions of the DBI Trust Indenture.  Subject to certain rights of the trustee under the DBI Trust Indenture as provided in the DBI Trust Indenture, the holders of a majority of the principal amount of the Debentures voting at a meeting of the holders thereof, on behalf of all holders of Debentures, may waive any past Event of Default (as defined in the DBI Trust Indenture) under the DBI Trust Indenture, except an Event of Default in the payment of the principal amount of the Debentures.  Any action which requires the approval of a certain percentage of the holders of Debentures voting at a meeting thereof may be taken by the holders of the same percentage of the principal amount of the outstanding Debentures by a signed instrument.

See “Relationship Between the Company and Certain Related Parties - Dundee Bancorp Debentures - Debenture Support Agreements”.

Annual Information Form – Dundee Bancorp

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

Principal Shareholder of Dundee Wealth and DWM

The Company is the principal shareholder of Dundee Wealth.  As of the date hereof, the Company owned, directly and indirectly 60,828,526 common shares, 2,289 special shares, series B and 5,453,668 first preference shares, series X representing, collectively, a 66.6% equity interest and an 68.4% voting interest in Dundee Wealth on a non-diluted basis.  The Company also owns a common share purchase warrant exercisable, subject to adjustment, for 2,000,000 common shares of Dundee Wealth at an exercise price of $12 per common share until August 30, 2004 and has been granted, subject to the approval of the shareholders of Dundee Wealth, a common share purchase warrant exercisable, subject to adjustment, for an additional 1,800,000 common shares of Dundee Wealth at an exercise price of $7.75 until December 9, 2006.  In addition, all of the special shares of Dundee Wealth currently outstanding and held in escrow will be voted in the same manner as the shares of Dundee Wealth held by the Company are voted at all meetings of the shareholders of Dundee Wealth as long as such shares of Dundee Wealth remain subject to escrow.

DWM Shareholders’ Agreement and Other Arrangements with respect to DWM

Dundee Wealth’s main operating asset is its 83.7% interest in DWM.  On the closing of the acquisition of DynamicNova by Dundee Wealth, the Company, Dundee Wealth, DWM and the Caisse entered into the DWM Shareholders’ Agreement.  See also “General Description of the Business – History”.

Pursuant to the DWM Shareholders Agreement (i) Dundee Wealth and the Caisse have the pre-emption rights with respect to the issue of additional securities of DWM; (ii) the shareholders have agreed to certain restrictions on the transfer and hypothecation of DWM securities or of DWM’s major subsidiaries or assets; (iii) the shareholders have agreed to certain rights of first offer and rights of matching offer in respect to transfers of securities of DWM; and (iv) tag along and drag along rights, in certain cases at a price equal to the greater of fair market value and the price offered by the third party purchaser, have been granted to the Caisse.  The restrictions on the transfer and hypothecation of securities and rights of first offer and matching offer also apply, in certain instances, to the Company in respect of its shares of Dundee Wealth.

The Caisse has the right (the “Repurchase Right”) to require Dundee Wealth, DWM or the Company to purchase for cash all or part of the shares of DWM held by it at fair market value in certain circumstances including (i) any time between certain specified time periods, (ii) the Goodman family together with the Caisse ceasing to directly or indirectly control DWM, (iii) if DWM implements certain matters that the Caisse did not consent to and had the right to consent to pursuant to the DWM Shareholders’ Agreement, (iv) within 60 days following an unremedied breach of the DWM Shareholders’ Agreement, and (v) in certain circumstances, on a pro rata basis, where the Company is directly or indirectly selling shares of Dundee Wealth.  If the Repurchase Right is exercised by the Caisse, as between the Company, Dundee Wealth and DWM, the obligations in connection therewith are first of DWM and Dundee Wealth and, if such obligations are not or cannot be fulfilled, the obligations become those of the Company.  Any payments required to be made to the Caisse pursuant to the exercise of the Repurchase Right are to be paid in cash, and generally in three instalments over a period of 120 to 360 days.

Pursuant to the DWM Shareholders Agreement, the Caisse also has certain rights of secondary distribution following a public offering by DWM, the right to appoint a certain number of directors of DWM, the right to vote on certain matters that DWM or a major subsidiary wishes to adopt and the right to receive certain financial and other information.

Pursuant to the DWM Shareholders’ Agreement, the Company and Dundee Wealth have agreed to certain Funding Obligations (see “Indebtedness - DWM Funding Obligation” below) and DWM has agreed to reimburse Dundee Wealth for the value of any shares of Dundee Wealth issued to employees or representatives of DWM pursuant to certain share incentive plans of Dundee Wealth.  DWM will fulfil this obligation, up to a maximum number of shares, through a share subscription commitment from its shareholders.  Most of the provisions of the DWM Shareholders’ Agreement terminate in the event that DWM becomes a public company with a minimum market capitalization and public float or upon the Caisse ceasing to hold 5% of DWM.

The Company, Dundee Wealth and DWM have entered into a services agreement pursuant to which DWM has agreed to reimburse the Company or Dundee Wealth, as applicable, for certain costs incurred by the Company and/or Dundee Wealth on behalf of DWM including in connection with services provided by executives and/or employees of the Company and/or Dundee Wealth and their subsidiaries to DWM and/or its subsidiaries and use of premises required for the operations of DWM and its subsidiaries.  This agreement may not be terminated as long as the Caisse still owns at least a 5% interest in DWM unless a DWM change of control occurs.

Dundee Bancorp Debentures - Debenture Support Agreements

 Each of Dundee Wealth and DWM and DMFL Holding Corp. and Goodman, each a wholly-owned subsidiary of DWM, has entered into an agreement (a “Debenture Support Agreement”) with the Company pursuant to which each of such companies has agreed to comply with all of the covenants and provisions of the DBI Trust Indenture that may apply to them from time to time, to indemnify the

Annual Information Form – Dundee Bancorp

Company with respect to all losses, costs and expenses incurred by the Company arising from a breach of any of such agreements by them (including, among others, any amounts paid by the Company in connection with or arising from the Canada Yield Price (as defined in the DBI Trust Indenture) being greater than par with respect to any required repayment of the DBI Debentures and any amounts required to be repaid by the Company prior to the scheduled repayment date that cannot be raised by the Company on reasonable terms from reasonable, usual sources of debt funds) and not to rely on any of the exceptions to the restrictive covenants contained in the DBI Trust Indenture without the prior written consent of the Company.  The obligations to the Company of each of Dundee Wealth, DWM, DMFL Holding Corp. and Goodman under such agreements are secured by substantially all of their respective assets.  The security interest in favour of the Company and any rights of the Company pursuant to the Debenture Support Agreement with DMFL Holding Corp. are subordinate to the indebtedness of DMFL Holding Corp. to, and the security interest in favour of, a Canadian chartered bank pursuant to a credit facility extended to DMFL Holding Corp.  The Company may require Dundee Wealth to cause other subsidiaries of Dundee Wealth to enter into similar agreements with the Company.

Indebtedness

DWM Funding Obligation

In connection with the establishment of DWM, the Company and Dundee Wealth had agreed to provide funding to DWM in the amount of $50 million (the "Funding Obligation").  The Funding Obligation could have been satisfied through (i) cash subscriptions for equity, and/or (ii) a revolving credit facility of $30 million plus an amount of $20 million to be used by DWM to repay certain of its obligations to Dundee Wealth.  The Funding Obligation was to terminates on the earlier of (i) the Company and/or Dundee Wealth subscribing for in aggregate $50 million of equity of DWM, (ii) September 24, 2007, (iii) the refinancing of the Debentures (as defined under "Dundee Bancorp Debentures - Debenture Support Agreements"), and (iv) the termination of the DWM Shareholders' Agreement.  As at December 31, 2003, amounts advanced pursuant to the credit facility totalled approximately $32.4 million.    During the financial year ended December 31, 2003, Dundee Wealth and its subsidiaries paid to the Company interest pursuant to this facility of approximately $1.2 million. All amounts outstanding under the credit facility were repaid by Dundee Wealth to the Company in January 2004 and the Funding Obligation has been terminated as a result of equity subscriptions by Dundee Wealth in DWM.

Dundee Wealth Financing

The Company made available a total of $190 million in bridge financing to Dundee Wealth pursuant to two credit facilities which were entered into to provide financing for Dundee Wealth's acquisition of Cartier on December 30, 2003, if required.  The first facility was a one-year $100 million credit facility on normal commercial terms and reflected the terms of a $100 million credit facility the Company arranged with a Canadian chartered bank for this purpose.  The second facility was a $90 million six-month convertible loan.  This facility had the same rate of interest as the $100 million facility but would be repaid in common shares of Dundee Wealth.  Dundee Wealth ultimately did not require and did not draw down funds under the facilities, which terminated on January 15, 2004.  Dundee Wealth paid the Company a cash fee of $950,000 and also paid the $500,000 fee payable by the Company to the bank in consideration of such facilities being made available.  In addition, Dundee Wealth granted the Company common share purchase warrants entitling the Company to purchase, subject to adjustments, 1,800,000 common shares of Dundee Wealth at a price of $7.75 per share.  These common share purchase warrants expire at 5:00 p.m. (Toronto time) on December 9, 2006.  In accordance with the requirements of the Toronto Stock Exchange, such warrants have been granted subject to, and will be exercisable following, approval of the grant by the holders of a majority of the voting shares of Dundee Wealth excluding any votes cast by, or on behalf of, the Company and its associates and affiliates at the annual and special meeting of the shareholders of Dundee Wealth to be held on June 24, 2004.

Obligations Relating to Other Previous Acquisitions

Dundee Wealth has guaranteed to the Company certain obligations of a third-party in the amount of $2.8 million arising from a previous acquisition with such guarantee being secured by substantially all of the assets of Dundee Wealth.

Distribution Arrangements

Goodman has, from time to time, appointed the Company as the distributor of the units of the mutual funds managed by Goodman from time to time.  As distributor of these mutual fund units, the Company has, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company receives the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company is also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.

Annual Information Form – Dundee Bancorp

Dundee Realty

As a part of the creation of Dundee REIT, Dundee Realty entered into certain contractual arrangements with Dundee REIT.  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement is five years for office and retail space and three years for industrial space.  For the six months ended December 31, 2003, Dundee Realty paid $2.2 million in respect of this rent supplement.  In addition, Dundee Realty has agreed to guarantee certain debt associated with certain of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2003, the aggregate of such guarantees was $32.9 million.  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

The Company made a loan of $24.4 million to DRC Holding Corporation on June 30, 2003 in connection with the DRC Arrangement.  As of December 31, 2003 the outstanding amount of the loan was $24.4 million.  Dundee Realty and DRC Holding Corporation were amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank's prime lending rate plus 1%.

In addition, the Company entered into a shareholders’ agreement with Dundee Realty Management and agreed to repurchase their shares in certain circumstances.  If the repurchase occurs prior to July 1, 2005, the purchase price will be the lesser of $24,395 per share (or $3.6 million in the aggregate) and fair market value.  Repurchases following such date will be at fair market value.  The Dundee Realty Management also have an option to purchase in the aggregate an additional 1% interest in Dundee Realty each year for a five year period at a price of $420,000 per 1%.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the information circular of the Company in respect of the most recent annual meeting of shareholders of the Company that involved the election of directors; and

(iv)

one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a)(i), (a)(ii) or (a)(iii) above; or

(b)

at any other time, one copy of any documents referred to in (a)(i), (a)(ii) and (a)(iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company’s management information circular dated as of May 5, 2004 (the “Information Circular”).  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements included at pages 54 to 82 of the 2003 Annual Report and the Company’s Management’s Discussion and Analysis included at pages 24 to 53 of the 2003 Annual Report.  Copies of the 2003 Annual Report, the Information Circular and this Annual Information Form may be obtained upon request to the Secretary of the Company or from www.sedar.com.

Annual Information Form – Dundee Bancorp